P.E. 2/1/02

1062149

WASHINGTON, DC 20549

FORM 6-K

02013833

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of JANUARY & FEBRUARY, ~~19~~ 2002.

FILTRONIC PLC
(Translation of Registrant's Name Into English)

THE WATERFRONT, SALTS MILL ROAD, SALTAIRE, SHIPLEY, BD18 3TT, UK
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC PLC
(Registrant)

Date FEBRUARY 8, 2002 By Fiona Pick
(Signature)[1]

FIONA PICK

ASSISTANT COMPANY SECRETARY

[1] Print the name and title of the signing officer under his signature.

Company	Filtronic PLC
TIDM	FTC
Headline	Additional Listing
Released	14:19 31 Jan 2002
RNS Number	8043Q

Filtronic plc

Pursuant to the above-named Company's Savings Related Share Option Scheme 9,575 Ordinary Shares of 10p each have been issued to Filtronic Quest Trustees Limited. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

FILTRONIC PLC

BUYS IN $16.75M OF ITS 10% SENIOR NOTES

AT A DISCOUNT TO PAR VALUE

Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems, announces that it has bought in $16.75m of its 10% Senior Notes due 1 December 2005 at a discount to par value. These Notes will be cancelled leaving $153.25m of the Notes outstanding. The Notes were issued in December 1998 to finance certain acquisitions made by Filtronic earlier that year.

Commenting, Professor J David Rhodes, Executive Chairman and Chief Executive of Filtronic, said: "As at 30 November 2001, Filtronic had cash balances of £11.2m. Since that date, Filtronic has continued to generate cash, independent of monies received in respect of the Newton Aycliffe agreements with BAE SYSTEMS Avionics Limited and M/A-Com Inc. This strong cash performance has enabled the Company to reduce its level of long term debt and financing costs."

After buying in these Notes, Filtronic's cash balance was £12.8m. Filtronic is not utilising any of its £31m bank overdraft facility.

ENDS

For further information, please contact:

Filtronic plc - 01274 530622

John Samuel, Finance Director – mobile 07860 614145

Binns & Co PR Ltd – 020 7786 9600

Peter Binns/Carole Butcher

Filtronic website: www.filtronic.com